ORRICK, HERRINGTON & SUTCLIFFE LLP THE ORRICK BUILDING 405 HOWARD STREET SAN FRANCISCO, CALIFORNIA 94105-2669 tel +1-415-773-5700 fax +1-415-773-5759 WWW.ORRICK.COM

June 15, 2015	Andrew D. Thorpe (415) 773-5970 athorpe@orrick.com

Barbara C. Jacobs

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Ooma, Inc. Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted May 21, 2015 CIK No. 0001327688

Dear Ms. Jacobs:

On behalf of our client, Ooma, Inc. (the “Company”), we submit this letter to the Staff of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). Set forth below are the Company’s responses to the comments contained in the Staff’s letter dated letter dated June 9, 2015. The Staff’s comments are repeated below in bold face type and followed by the Company’s responses in regular type. Concurrent with this letter, the Company is filing its Registration Statement on Form S-1 (the “Registration Statement”), which incorporates the Company’s responses to the Staff’s comments. The page references set forth in the Company’s responses below are to the Registration Statement.

Prospectus Summary

Summary Consolidated Financial Data, page 10

1.	We note your response to prior comment 3. As it relates to note (3) on pages 11 and 57, please confirm that only the minimum number of shares required to be issued at the midpoint of the estimated price range in order to repay the Silicon Valley Bank loans and to cash settle the convertible preferred stock warrant will be included in the denominator when computing the adjusted pro forma EPS amounts on pages 10 and 56. Please consider revising note (3) to indicate this more clearly. Also, please include, or cross reference, under note (3) on pages 11 and 57 placeholders for the numerator and denominator calculations to be used in computing these adjusted pro forma EPS amounts that give effect to the assumed debt repayment and warrant cash settlement.

Barbara C. Jacobs

June 15, 2015

Response: In response to the Staff’s comment, the Company has added disclosure on page 12 regarding the numerator and denominator calculations to be used in computing the pro forma as adjusted EPS amounts. The Company advises the Staff that both the cash settlement of the warrants to purchase 140,575 shares of convertible preferred stock and the net exercise of warrants to purchase 68,802 shares of convertible preferred stock are included in the denominator of the pro forma EPS calculation, and the pro forma as adjusted EPS calculation. The denominator of pro forma as adjusted EPS begins with pro forma EPS and adds the shares required to repay the existing loans with SVB. With respect to all three of these pro forma adjustments, the Company will only include the minimum number of shares required to be issued at the midpoint of the estimated price range in the denominator when computing the pro forma EPS and pro forma as adjusted EPS. In addition, the Company did not include pro forma as adjusted EPS amounts in the Selected Consolidated Financial Data, because such amounts are already included in the Summary Consolidated Financial Data, and to maintain consistency with the financial statements.

Risk Factors

Risks Related to Our Business

Interruptions in our services could harm our reputation..., page 16

2.	Please tell us whether you have incurred, or expect to incur, material costs in correcting the root causes of your April and May 2015 service outages and discuss any related material negative impacts the service outages had on your results of operations.

Response: The Company has incurred certain costs in connection with correcting the root causes of our April and May 2015 service outages, but such costs were not material. These outages had a negative, but not material, impact upon the Company’s results of operations, and such impact may persist for some time. However, the Company does not expect the cumulative effect of the April and May outages to materially affect the Company’s results of operations. The Company has revised the related disclosure on page 18 to reflect such expectation.

Barbara C. Jacobs

June 15, 2015

Capitalization, page 51

3.	Please reinsert the separate “pro forma” column and related separate bullet point giving pro forma effect only to the automatic conversion of convertible preferred stock into common stock and related reclassification or derecognition of convertible preferred stock warrant liabilities as a result of this offering. The “pro forma as adjusted” column would include the additional pro forma effect of the application of the net proceeds received from the sale of common stock under this offering, and portion of the proceeds applied toward the repayment of the Silicon Valley Bank loans and cash settlement of the warrant to purchase 140,575 shares of convertible preferred stock. Please make the same change to the Consolidated Balance Sheet Data disclosure on page 11. Or tell us why revision is not necessary.

Response: In response to the Staff’s comment, the Company has added a pro forma column and related disclosures on pages 13 and 54.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Results of Operations, page 66

4.	We note your response to prior comment 10 and disclosure on page 63. In our original comment, we noted that any discussion of any trends and uncertainties that have had or are reasonably expected to have a material impact on net sales or revenues would also include a discussion of any known events causing a material change in the relationship between revenues and operating expenses by category. To the extent there is any correlation between the increases in any operating expense category and revenue category (e.g., higher sales and marketing expense in relation to increased subscription and services revenue as possibly reflective of a current marketing effort to grow subscriptions), expand your disclosure accordingly. We again refer you to Item 303(a)(3)(ii) of Regulation S-K and Section III.B.3 of SEC Release No. 33-8350.

Response: In response to Staff’s comment, the Company has added disclosure on page 69 regarding a known event that caused a change in the relationship between the Company’s revenues and its operating expenses.

Barbara C. Jacobs

June 15, 2015

Management

Director Independence, page 114

5.	We note your response to prior comment 13 that you have preliminarily concluded that Messrs. Wei and Goettner will not be independent directors under the listing standards of the NYSE and the Commission’s rules and that you intend to rely upon the phase-in provisions contained in those rules. Please revise here to provide a description of the exemption relied upon and the effects that it will have on the company and its shareholders. Also, explain the basis of your conclusion that the exemption will be available. See Instruction 1 to Item 407(a) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has added disclosure on pages 121, 122 and 123.

The Company respectfully advises the Staff that its board of directors has a majority of independent directors because the board is currently comprised of eight directors, of which five are independent under the New York Stock Exchange listing standards.

However, regarding the requirement that a company’s audit committee must consist solely of independent members, the Company is entitled to rely on (i) the exemption provided in Section 303A.00 of the New York Stock Exchange Listed Companies Manual under “compliance dates” and (ii) Rule 10A-3(b)(1)(iv) of the Exchange Act of 1934, as amended, to phase-in its compliance (with the audit committee requirements) prior to the end of the one-year transition period. In addition, Section 303A.00 provides that the Company may include non-independent directors on its audit committee during the phase-in period if it was not required to file periodic reports with the Securities and Exchange Commission prior to listing.

Also, the Company is eligible to rely upon the phase-in provisions of Section 303A.00 of the New York Stock Exchange Listing Companies Manual (provided to companies listing in conjuction with their IPOs) to transition to fully independent compensation and nominating governance committees within one year of its listing date.

Description of Capital Stock, page 134

6.

We note that Article IX of your current Amended and Restated Certificate of Incorporation, filed as Exhibit 3.1, contains an exclusive forum provision. If your Amended and Restated Certificate of Incorporation that is to be in effect upon the

Barbara C. Jacobs

June 15, 2015

completion of this offering will contain a similar provision, please tell us what consideration you have given to discussing this provision here and in the risk factors section of your prospectus.

Response: In response to the Staff’s comment, the Company has added disclosure on pages 48 and 147.

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We appreciate your time and attention to the Company’s responses to the Staff’s comments. Should you have any additional questions or concerns, please call me at 415-773-5970.

Very truly yours,

/s/ Andrew D. Thorpe

Andrew D. Thorpe

cc:	Eric B. Stang, Ooma, Inc.

Ravi Narula, Ooma, Inc.

Spencer Jackson, Ooma, Inc.

Stephen J. Venuto, Orrick

Christopher J. Austin, Orrick

Joseph Z. Perkins, Orrick

Andrew S. Williamson, Cooley LLP

Charles S. Kim, Cooley LLP

David G. Peinsipp, Cooley, LLP